

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 5, 2007

Mr. Donovan Chin
Chief Financial Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, FL 33325

>   **Re:**   **E Com Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed May 4, 2007**
> **File No. 0-10714**

Dear Mr. Chin:

      We have reviewed the responses in your letter filed on November 21, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended February 3, 2007</u>

<u>Note 6 – Bank Line of Credit and Notes Payable, page 38</u>

1.   We have reviewed your response to prior comment number 2 in our letter dated October 31, 2007 and your belief that you did not ignore the change in the fair value of the embedded conversion feature in your cash flow analysis under EITF 96-19. We note you reached this conclusion based on the assumption that you would call the debt immediately to avoid paying interest to an in-substance equity holder since the conversion option was deep in the money. We are not in a position to agree with your assumption of calling the debt when calculating your cash flows, and thereby, disregarding the change in the fair value of the embedded conversion feature. We believe the change in fair value of the conversion feature immediately before and after the maturity date extension, without assuming

Mr. Donovan Chin
E Com Ventures, Inc.
December 5, 2007
Page 2

exercise of the call option, is required in your cash flow analysis. Either tell us your basis in GAAP for concluding that your redemption right on the convertible debt allows you to assume exercise of the call option in your cash flow analysis or, as requested in our prior letter, please provide us with the following:

- Since we believe that the conversion feature is substantive, it appears applying the guidance in EITF 05-7 would have required you to include the change in the fair value of the embedded conversion feature as a current period cash flow in your cash flow analysis of the convertible debt akin to a fee paid for extending the maturity date. Please provide us with your fair value calculation of the embedded conversion feature immediately before and after the modification. Please provide us with a detailed calculation along with all assumptions used in the calculation.

- Provide us with an updated cash flow analysis of your convertible debt that includes the difference in the fair value of the embedded conversion immediately before and after the modification.

*   *   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding this comment. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief